Sapiens Hosts Annual ALIS Client Conference
in Boston

Holon, Israel – November 6, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, recently hosted the annual Sapiens ALIS Conference at the Taj Hotel in Boston. The attendees – including customers, prospects, partners and industry analysts – networked, engaged in discussions and learned about Sapiens ALIS, a solution designed for life, annuity and healthcare organizations.

The event kicked off with an opportunity for clients to meet directly with the Sapiens management team in an interactive format, followed by a reception, wine tasting and dinner. The second day began with a welcome from Ron Karam, president of Sapiens’ North American Retirement Services and Insurance division, followed by an overview of the company’s global vision and strategy from Roni Al-Dor, Sapiens’ president and CEO.

"The ALIS conference was an opportunity to see where Sapiens is headed with the ALIS product. It is gratifying to see that many of their initiatives align closely with my priorities. Sapiens’ efforts regarding self-sufficiency support, performance and documentation are all spot on," said Stuart W. Smith, senior vice president, Information Systems, Columbian Financial Group.

“The 2014 Sapiens ALIS Conference in Boston provided a nice combination of allowing for client interaction and feedback, sharing the Sapiens vision and educating the attendees on the future of technology. I was impressed that Sapiens invited prospective clients, demonstrating their confidence that existing customers would share positive experiences. It's nice to see that Sapiens has aspirational goals and clearly understands the importance of strong relationships with their customers,” said Lisa Young, vice president of Operations with Assurant Solutions – Preneed.

The program provided a range of topics and speakers to give the audience a variety of perspectives and insights into Sapiens’ people and products, as well as industry trends and hot topics. Agenda highlights included:

·	A panel discussion on the Future Direction of the Insurance Industry and the Internet of Things with industry analysts Karen Furtado from Strategy Meets Action (SMA), Tom Benton from Novarica and Karen Monks from Celent
·	A presentation on the Digitalization of Insurance from Pawel A. Stefanski, value creation executive at IBM
·	An update and overview of Sapiens ALIS Preneed
·	A glimpse into the ALIS product roadmap, technology, innovation and the future from Alex Zukerman, vice president of Product Marketing and Strategy, Sapiens
·	An update on Sapiens’ services process initiatives from Hagit Ashkenazi, head of North America Professional Services for Sapiens

“During the analyst panel, we discussed how emerging technologies are prompting insurers to consider how their digital strategies can better engage customers. In an industry known for a conservative approach to change, the session resulted in a lively, interactive sharing of ideas and challenges,” said Tom Benton, principal analyst at Novarica.

Roni Al-Dor, Sapiens’ president and CEO, enjoyed the exchange of ideas. “The conference provides Sapiens with an opportunity to listen to user feedback and input, so that we can continue to improve and provide high value to our clients. We thank all participants for their attendance and look forward to hosting an even bigger ALIS user community next year.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah Vice President Corporate Marketing and Communications Sapiens International Mobile:+1 201 250 9414 Phone: +972-3-790 2026 Email: Yaffa.cohen-ifrah@sapiens.com